02041206

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the fiscal year ended December 31, 2001

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the Transition Period From _____ to ____

Commission File Number 0-14278

PROCESSED
JUL 01 2002
THOMSON FINANCIAL

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052-6399

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 18 2002
WASH. D.C.
164

REQUIRED INFORMATION

The Microsoft Corporation Savings Plus 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the statements of net assets available for benefits as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2001 and schedules, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Microsoft Corporation Savings Plus 401(k) Plan

By: Microsoft Corporation

Date: June 14, 2002

John G. Connors,
Senior Vice President; Chief Financial Officer

APPENDIX 1

MICROSOFT CORPORATION
SAVINGS PLUS 401(k) PLAN

FINANCIAL STATEMENTS FOR THE
THREE YEARS ENDED DECEMBER 31, 2001,
SUPPLEMENTAL SCHEDULE AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001 AND
INDEPENDENT AUDITORS' REPORT

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

Plan Administrator
Microsoft Corporation Savings Plus 401(k) Plan
Redmond, Washington

We have audited the accompanying statements of net assets available for benefits of the Microsoft Corporation Savings Plus 401(k) Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2001. These financial statements and related supplemental schedule is the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Deloitte & Touche LLP
Seattle, Washington
March 22, 2002

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:		
Investments held by trustee, at fair value:		
Microsoft Corporation Stock Fund	$ 1,172,913,010	$ 756,770,605
Spartan U.S. Equity Index Fund	153,241,510	158,513,066
Fidelity Magellan Fund	165,845,238	170,066,335
Fidelity Growth Company Fund	193,196,932	230,931,506
Fidelity Retirement Money Market Portfolio	75,970,053	61,578,162
Fidelity Overseas Fund	42,218,393	47,948,052
Fidelity Intermediate Bond Fund	52,959,301	38,021,705
Janus Worldwide Fund	68,805,711	67,731,827
Fidelity Contrafund	27,822,566	22,418,488
CS Warburg Pincus Emerging Growth Fund	25,191,238	24,157,650
PIMCO Total Return Fund (Administrative Class)	22,484,690	12,049,677
Janus Balanced Fund	26,364,951	16,986,064
Vanguard Value Index Fund	-	5,747,341
Fremont Institutional US MicroCap Fund	39,672,980	26,500,997
Vanguard Value Index Fund (Admiral Class)	16,201,712	-
Oakmark Equity & Income Fund	6,672,373	-
Royce Low Priced Stock Fund	6,434,560	-
Participant loans receivable	16,554,495	13,442,401
Total investments	2,112,549,713	1,652,863,876
Uninvested cash:	1,365,708	773,580
Contribution Receivables:		
Participant contributions	196	1,643
Employer contribution	98	507
Total contribution receivables	294	2,150
NET ASSETS AVAILABLE FOR BENEFITS	$ 2,113,915,715	$ 1,653,639,606

See accompanying notes.

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
THREE YEARS ENDED DECEMBER 31, 2001

	2001	2000	1999
ADDITIONS:			
Net investment income:			
Interest and dividends	$13,854,933	$ 65,521,783	$ 47,322,883
Net appreciation (depreciation) in fair value of investments	261,463,853	(1,396,146,689)	964,081,220
Total net investment income (loss)	275,318,786	(1,330,624,906)	1,011,404,103
Contributions:			
Participant	218,971,310	204,653,050	161,005,051
Employer	72,057,198	53,180,419	40,331,235
Total contributions	291,028,508	257,833,469	201,336,286
Total additions (deductions)	566,347,294	(1,072,791,437)	1,212,740,389
DEDUCTIONS:			
Benefits paid to participants	106,071,185	146,497,782	96,485,531
CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	460,276,109	(1,219,289,219)	1,116,254,858
NET ASSETS AVAILABLE FOR BENEFITS:			
Beginning of year	1,653,639,606	2,872,928,825	1,756,673,967
End of year	$2,113,915,715	$1,653,639,606	$2,872,928,825

See accompanying notes.

NOTE 1: DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Microsoft Corporation Savings Plus 401(k) Plan (the Plan) is a defined contribution plan. Effective July 1, 2000, eligible employees of Microsoft Corporation (the Company) who have reached 18 years of age may enroll at any time; entry dates are the 1st of the month following enrollment. Prior to July 1, 2000 entry dates were January 1st and July 1st. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Plan 401(k) Administrative Committee, which consists of the Senior Vice President of Human Resources, Chief Tax Counsel and General Auditor, and Corporate Treasurer. This summary explains the highlights of the Plan. For complete information regarding Plan provisions, participants should refer to the Plan Document.

Contributions: Participants may contribute from 1% to 15% of their eligible pre-tax compensation, tax deferred, through payroll deductions subject to regulatory limitations. Participants may also contribute from 1% to 7% of their eligible after-tax compensation, after-tax, through payroll deductions. Participant contributions may be suspended at any time. Contributions may be reinstated at any subsequent entry date.

The Company makes a matching contribution each pay period equal to 50% of a participant's contributions up to a 6% contribution rate. The maximum company match is 3% of the participant's eligible compensation.

Participant Accounts: Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting: Employee contributions are immediately 100% vested. As of March 2, 2000, employer matching contributions are immediately 100% vested. Prior to March 2, 2000, employer matching vested fully upon completion of two years of service by a participant, or when a participant reaches age 65, dies, or becomes permanently disabled

Distributions: Active participants may make a withdrawal from cumulative salary deferrals, after-tax contributions and after-tax contribution earnings if the Plan Administrator determines a withdrawal is necessary to avoid a financial hardship; or, if the participant is at least 59-1/2 years of age, a withdrawal may be made from the vested portion of their account. Distributions may also occur if the participant retires, becomes permanently disabled, dies, or terminates employment.

Forfeiture: Prior to March 2, 2000, any non-vested interest of a terminated employee shall not be forfeited to the Plan until a one-year period of severance service has passed or the employee receives a distribution of their entire vested interest in the Plan, whichever occurs first. The Plan allows forfeited amounts to be used to reduce the Company matching contribution for the subsequent year. If a terminated employee is re-employed before five consecutive one-year periods of severance have passed, the forfeited amount will be reinstated to the individual's account.

Administrative expenses: Expenses for administration of the Plan are paid by the Company.

Plan amendment and termination: The Company has the right to modify, amend, suspend or terminate the Plan at any time and for any reason. If the Plan is terminated, account balances will be fully vested and will be distributed in the form and manner determined by the Plan Administrator.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from these estimates.

Valuation of investments and participant loans: Investments in funds are recorded at fair value based on quoted prices. Participant loans are recorded at principal balance, which is not materially different from fair value. Security transactions are accounted for as of the trade date. Dividend income is recorded on the ex-dividend date and interest income is recorded as earned.

NOTE 2: INVESTMENTS

Fidelity Investments (Fidelity) is trustee of the Plan. All Plan investments are held by Fidelity. Plan participants may invest in the following funds. As with any mutual fund, there is no assurance that the funds' goals, as summarized below based on information made available by Fidelity, will be achieved. Fidelity and non-Fidelity fund prospectuses contain full descriptions of each mutual fund listed.

Microsoft Corporation Stock Fund: The Microsoft Corporation Stock Fund consists entirely of the Company's common stock.

Spartan U.S. Equity Index Fund: The Spartan U.S. Equity Index Fund invests primarily in the 500 companies that make up the Standard and Poor's (S&P) 500 and in other securities that are based on the value of that index. The fund seeks investment results that correspond to the total return of the S&P 500 Index.

Fidelity Magellan Fund: The Fidelity Magellan Fund invests mainly in equity securities of domestic, foreign, and multinational issuers of all sizes that offer above-average growth potential. The fund seeks long-term capital appreciation.

Fidelity Growth Company Fund: The Fidelity Growth Company Fund invests mainly in common stocks of companies with above-average growth potential. The fund seeks long-term capital appreciation.

Fidelity Retirement Money Market Portfolio: The Fidelity Retirement Money Market Portfolio strives to maintain a stable $1 share price while its yield will fluctuate with changes in market conditions. The fund seeks as high a level of current income as is consistent with the preservation of capital and liquidity.

Fidelity Overseas Fund: The Fidelity Overseas Fund invests mainly in securities of issuers whose principal business activities are outside the U.S. The fund seeks long-term capital growth.

Fidelity Intermediate Bond Fund: The Fidelity Intermediate Bond Fund consists of investment-grade fixed income obligations with an average maturity of three to ten years. The fund seeks a high level of current income.

Janus Worldwide Fund: The Janus Worldwide Fund invests primarily in common stocks of foreign and domestic companies. The fund normally invests in issuers from at least five different countries, including the U.S. The fund seeks long-term capital growth.

Fidelity Contrafund: The Fidelity Contrafund invests mainly in U.S. and foreign common stocks that the fund's manager believes are undervalued. The fund seeks long-term capital growth.

CS Warburg Pincus Emerging Growth Fund: The CS Warburg Pincus Emerging Growth Fund invests primarily in common stocks of rapidly growing small and medium sized companies which generally benefit from new products or services, technology or changes in management. The fund seeks long-term capital appreciation.

PIMCO Total Return Fund (Administrative Class): The PIMCO Total Return Fund (Administrative Class) invests in all types of bonds with an average portfolio duration of three to six years. The fund seeks a high total return that exceeds general bond market indices.

Janus Balanced Fund: The Janus Balanced Fund invests 40% to 60% of its assets in securities selected primarily for their growth potential and 40% to 60% of its assets in securities selected primarily for their income potential. The fund normally invests at least 25% of its assets in fixed-income securities including debt securities and preferred stocks. This fund strives to provide capital growth over the long term.

Vanguard Value Index Fund (Administrative/Admiral Class): The Vanguard Value Index Fund strives to provide the potential for long-term growth of capital and dividends by matching the performance and risk of the Standard & Poor's/BARRA Value Index. This fund's proportion is approximately the same proportion as all the stocks in the Standard & Poor's/BARRA Value Index.

Fremont Institutional US MicroCap Fund: The Fremont Institutional US MicroCap Fund invests in at least 65% of its total assets in U.S. micro-cap companies. This fund intends to increase the value of long-term capital growth.

Oakmark Equity & Income Fund: The Oakmark Equity & Income Fund invests primarily in a diversified portfolio of U.S. equity and fixed-income securities. The fund invests approximately 50-65% of its total assets in equity securities. This fund intends to provide high current income and preservation of capital.

Royce Low Priced Stock Fund: The Royce Low Price Stock Fund invests in both small-and micro cap companies that are trading for less than $20 per share at the time of purchase. The low-price stocks that make up this fund carry higher risks than the stocks of larger companies and thereby there is a potential of higher returns. This fund intends to provide long-term capital growth.

The Plan held the following individual investments whose aggregate fair value equaled or exceeded 5% of the Plan's net assets at December 31, 2001 and 2000:

DESCRIPTION OF ASSETS:	2001	2000
Microsoft Corporation Stock	$ 1,172,913,010	$ 756,770,605
Spartan U.S. Equity Index Fund*	153,241,510	158,513,066
Fidelity Magellan Fund*	165,845,238	170,066,335
Fidelity Growth Company Fund*	193,196,932	230,931,506

* Party-in-interest

NOTE 3: PARTICIPANT LOANS

Plan participants are permitted to borrow up to the lesser of 50% of their total vested account balance or a maximum of $50,000, reduced by the outstanding balance of all other loans the participant holds with the Plan, and further reduced by the excess (if any) of the highest outstanding balance of all loans from the Plan during the previous 12 months over the current outstanding balance of loans. Participants are limited to one residential loan and one nonresidential loan outstanding at one time. The interest rate for residential loans is based on the yield for the Federal Home Loan Mortgage Corporation 30-year mortgage commitment for a standard conventional fixed rate mortgage, plus **1%.** The interest rate for nonresidential loans is the prime rate on corporate loans, plus **1%.** The range of interest rates was **6.0% - 10.50%** for nonresidential loans and **7.10% - 10.33%** for residential loans for the year ended December 31, 2001. Loan repayment is made through after-tax semi-monthly payroll deductions over a period of up to 15 years for residential loans and five years for nonresidential loans. If a participant's employment terminates for any reason and the loan balance is not paid in full by the participant within the 60-day payment grace period, the loan balance will be defaulted and will become taxable income to the participant.

NOTE 4: TAX STATUS

The Internal Revenue Service has determined and informed the Plan by a letter dated October 5, 2001 that the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (the Code). The Plan has been amended subsequent to the date of the determination letter; however, the Plan administrator believes that the Plan is in compliance with the applicable requirements of the Code. Therefore, the Plan is tax-exempt as of the financial statement date and, accordingly, no provision for income taxes has been recorded.

NOTE 5: LAWSUITS

On February 10, 1993, several freelance workers who worked at Microsoft during the period between 1987 and 1990 filed a lawsuit against Microsoft Corporation in the United States District Court for the Western District of Washington, on behalf of themselves and a class of similarly situated individuals, for benefits due under various Microsoft benefit programs including the 401(k) Plan (*Vizcaino v. Microsoft*). In November 1998, plaintiffs counsel in *Vizcaino* filed a lawsuit (*Hughes v. Microsoft*) for temporary workers not in the *Vizcaino* class (as then defined by various orders entered by the trial court) alleging claims similar to those asserted in *Vizcaino*. In the fall 2000 Microsoft and the plaintiffs in both cases reached an agreement resolving both the *Vizcaino* and *Hughes* cases. The settlement agreement provides for payment by Microsoft for slightly under $97 million ($90 million plus employers withholding of 6.75%). In April 2001, the trial court gave final approval of the settlement agreement and Microsoft has recently placed the settlement proceeds in an escrow account pending resolution of a dispute between plaintiffs' counsel and certain class members concerning plaintiffs' counsel's fee award. That issue has been appealed to the U.S. Court of Appeals for the Ninth Circuit for final determination. As the claims have been paid directly by Microsoft, the final outcome of this case is not expected to have any impact on the net assets available for benefits of the Plan.

NOTE 6: RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT
AS OF DECEMBER 31, 2001

	Shares or units	Cost	Market value
DESCRIPTION OF ASSETS:			
Microsoft Corporation Stock Fund	$ 17,704,347	$ 526,046,483	$ 1,172,913,010
Spartan U.S. Equity Index Fund	3,770,706	131,551,383	153,241,510
Fidelity Magellan Fund	1,591,300	165,546,912	165,845,238
Fidelity Growth Company Fund	3,630,157	208,050,234	193,196,932
Fidelity Retirement Money Market Portfolio	75,970,053	75,970,053	75,970,053
Fidelity Overseas Fund	1,539,693	52,964,030	42,218,393
Fidelity Intermediate Bond Fund	5,131,715	52,047,760	52,959,301
Janus Worldwide Fund	1,569,473	88,870,991	68,805,711
Fidelity Contrafund	650,516	33,599,812	27,822,566
CS Warburg Pincus Emerging Growth Fund	933,355	35,724,442	25,191,238
PIMCO Total Return Fund (Administrative Class)	2,149,588	22,455,716	22,484,690
Janus Balanced Fund	1,343,095	28,268,975	26,364,951
Fremont Institutional US MicroCap Fund	2,745,535	39,853,067	39,672,980
Vanguard Value Index Fund (Admiral Class)	857,233	17,486,451	16,201,712
Oakmark Equity & Income Fund	358,152	6,471,977	6,672,373
Royce Low Priced Stock Fund	551,376	5,914,901	6,434,560
Participant loans receivable		-	16,554,495
		$ 1,490,823,187	$ 2,112,549,713

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-10732 of Microsoft Corporation on Form S-8 of our report dated March 22, 2002, appearing in this Annual Report on Form 11-K of the Microsoft Corporation Savings Plus 401(k) Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

Deloitte & Touche LLP
Seattle, Washington

June 14, 2002